December 9, 2005

Via Facsimile ((412) 355-6501) and U.S. Mail

Ronald D. West, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
535 Smithfield Street
Pittsburgh, PA  15222-2312

	Re:	Arch Coal, Inc.
		Schedule TO-I
		Filed December 1, 2005, amended December 5, 2005
		File No. 005-51233

Dear Mr. West:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 4. Terms of the Transaction
1. With respect to your disclosure in subsection (b), please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the disclosure in Item 8(a) of this Schedule and to the section "Interest of Directors and Officers" on page 57 of the Offering Circular.




Item 10.  Financial Statements
2. We note your incorporation by reference of disclosure in a section entitled "Ratios of Earnings to Combined Fixed Charges and Preference
Dividends" but that section does not appear to be included in your Offering Circular. Please revise or advise.
3. Please tell us your basis for not including the pro forma financial statements required by Item 1010(b) of Regulation M-A.

Exhibit (a)(5)
4. You stated in this press release that the discussion therein contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Offering Circular
5. We note that the averaging period extends five trading days. Please advise as to why you believe that the formula pricing mechanism is consistent with the requirements of Rules 13e-4(d)(1),
13e-4(f)(1)(ii) and 14e-1(b). In this regard, we note that we have granted relief from these provisions in connection with 10 day averaging periods. See TXU Corporation (Sept. 13, 2004) and Lazard
(Aug. 11, 1995).
6. Please confirm that at least two trading days will remain in the offer after the averaging period.
7. Item 1001 of Regulation M-A requires a summary term sheet that briefly describes the most material terms of the transaction in bullet point format. The term sheet should begin on the first or second page of the disclosure document. See Instruction 2 to Item 1001 of Regulation M-A. Confirm that in the future you will comply with this requirement.

The Conversion Offer, page 5
8. Revise to include a toll-free number security holders may call through the entire period of the offer to determine the total amount of shares of common stock to be received as premium in the offer per share of preferred stock tendered. Please be certain to highlight this information.

Questions and Answers about the Conversion Offer, page 9
9. Refer to the disclosure under the question "What are the conditions to the conversion offer?" Instead of including a cross-reference to another location in the offering document, describe briefly the conditions to the offer in this summary. Refer to Item
1001 of Regulation M-A. Also, apply this comment to the question "What are the material federal income tax consequences...?"

Selected Consolidated Financial and Operating Data, page 26
10. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(2), (4) and (5) of
Regulation M-A.

The Conversion Offer

Terms of the Conversion offer, page 28
11. The last sentence of the carry-over paragraph from page 28 to
29
indicates that the company may terminate the offer at any time for any reason. The right to terminate the offer for any reason would render the offer illusory. Please revise to eliminate this right or clarify.

Acceptance; Conversion of Shares of Preferred Stock, page 33
12. We note that in the first paragraph of this section you state that you will issue common stock pursuant to the conversion offer "promptly" after the expiration date of the offer. We note in the second paragraph of this section, however, that you state you will make such issuance "as soon as practicable" after the expiration of the offer. Please refer to Rule 13e-4(f)(5) and reconcile your disclosure.

Subsequent Repurchases of Shares of Preferred Stock, page 35
13. Please revise to clarify that you will comply with Rule 13e-
4(f)(6) if you effect the repurchases referred to in this section.

Where You can Find More Information, page 58
14. We note that you attempt to incorporate by reference into the Offering Circular all filings under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

Schedule TO-I/A
15. We note you changed the formula for calculating the number of shares to be paid as the premium upon conversion of the preferred stock. With a view toward revised disclosure, tell us how security holders will be able to determine the number of shares of common stock to be received as the conversion premium prior to the expiration of the offer. Refer to Items 1004(a)(1)(ii) and 1011(b)
of Regulation M-A.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

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Ronald D. West, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
December 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE